UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ANI Pharmaceuticals, Inc.

File No. 333-185391 - CF# 30677

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ANI Pharmaceuticals, Inc. (formerly BioSante Pharmaceuticals, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on December 11, 2012.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.58	through April 30, 2016
Exhibit 10.59	through May 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary